UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

General Moly, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

370373102

(CUSIP Number)

Keith L. Pope

Parr Brown Gee & Loveless

185 South State Street, Suite 800

Salt Lake City, UT 84111

(801) 532-7840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370373102

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Hanlong (USA) Mining Investment, Inc.; EIN 80-0551292

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK; WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,843,341

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 11,843,341

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,843,341

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 370373102

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Hui Xiao

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) BK; AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 11,843,341

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 11,843,341

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,843,341

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 370373102

Item 1.	Security and Issuer

The name of the issuer is General Moly, Inc. (the “Issuer”) and the class of securities subject to this Schedule 13D is the Issuer’s common stock (the “Common Stock”).  The address of the Issuer’s principal executive office is 1726 Cole Boulevard, Suite 115, Lakewood, CO 80401.

Item 2.	Identity and Background

The names of the reporting persons are (i) Hanlong (USA) Mining Investment, Inc. (“Hanlong USA”), and (ii) Hui Xiao (“Xiao”).  Hanlong USA is a Delaware corporation, the principal business of which is investing in mining resources.  The address of both its principal business and its principal office is Suite 2903, 9 Castlereagh Street, Sydney NSW 2000 Australia. Xiao, a citizen of China, is the President and a Director of Hanlong USA.  All of the voting and investment power with respect to the shares of the Common Stock held in the name of Hanlong USA has been delegated to Xiao. During the last five years, none of Hanlong USA, its executive officers or directors, including Xiao, or the controlling persons of Hanlong USA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of Hanlong USA, its executive officers or directors, including Xiao, or the controlling persons of Hanlong USA has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information required by Item C of the General Instructions relating to the executive officers, the directors and the controlling persons of Hanlong USA is set forth on Appendix A hereto, which is incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

On December 20, 2010, the Issuer delivered 11,843,341 shares of the Common Stock to Hanlong USA in a private transaction pursuant to the Securities Purchase Agreement, dated as of March 4, 2010, by and between the Issuer and Hanlong USA (as amended by Amendment No. 1, dated as of July 30, 2010, and further amended by Amendment No. 2, dated as of October 26, 2010, and Amendment No. 3, dated as of December 20, 2010) (the “Purchase Agreement”). Hanlong USA paid the Issuer $40,000,000 as consideration for such shares.  The source of the funds used by Hanlong USA to purchase such shares was the working capital of Hanlong USA and a bank loan sourced from Export-Import Bank of China.

CUSIP No. 370373102

Item 4.	Purpose of Transaction

The funds received by the Issuer from Hanlong USA are anticipated to provide project funding for the Issuer’s 80% owned Mt. Hope project, a molybdenum deposit near Elko, Nevada, that is the Issuer’s primary asset.  Hanlong USA will purchase additional shares of the Common Stock (the “Second Tranche”) in early 2012 upon satisfaction by the Issuer of certain conditions.

Hanlong USA will be represented on the Issuer’s Board of Directors with one Director and will be represented by a second Director who will be added upon completion of the Second Tranche.

In conjunction with the signing of this transaction, the Issuer’s Board of Directors has adopted a stockholder rights plan that is designed to strengthen the ability of the Issuer’s Board of Directors to respond to unsolicited offers or takeover attempts and to protect the interests of the Issuer’s stockholders.  The plan was not adopted in response to any particular unsolicited offer or takeover attempt, but to encourage potential buyers to negotiate directly with the Board, and to maximize stockholder value.  The plan will terminate the earlier of 30 days after the closing of the Second Tranche, and December 31, 2011.

Hanlong USA reserves the right to purchase shares of the Common Stock or to dispose of its shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.

Item 5.	Interest in Securities of the Issuer

(a) and (b)              Hanlong USA and Xiao share the power to vote, direct the vote, dispose and direct the disposition of 11,843,341 shares of the Common Stock, which represent 13.9% of the outstanding shares of the Common Stock.

(c)           See Item 3 above.

(d)           No one other than Hanlong USA and Xiao is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by Hanlong USA and, subject to voting and dispositive power, by Xiao.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the acquisition by Hanlong USA of the shares of the Common Stock, the Issuer and Hanlong USA entered into a Stockholder Agreement (the “Stockholder Agreement”).  The Stockholder Agreement imposes limits on acquisitions and dispositions by Hanlong USA, or any entity related to Hanlong USA, of shares of the Common Stock; prohibits certain actions by Hanlong USA, or any entity related to

CUSIP No. 370373102

Hanlong USA, relating to the Common Stock; and requires that the shares of the Common Stock held in the name of Hanlong USA be voted in a certain manner.

Other than the Purchase Agreement and the Stockholder Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits

7(a).        Agreement relating to group filing (1)

7(b).        Securities Purchase Agreement dated as of March 4, 2010, by and between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (2)

7(c).        Amendment No. 1 to Securities Purchase Agreement, dated as of July 30, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (3)

7(d).        Amendment No. 2 to Securities Purchase Agreement, dated as of October 26, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (4)

7(e).        Amendment No. 3 to Securities Purchase Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (1)

7(f).         Stockholder Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (5)

7(g).        Loan Contract with Export-Import Bank of China (1)

(1)           Filed herewith.

(2)           Previously filed as Annex B to General Moly, Inc.’s Schedule 14A, Definitive Proxy Statement, as filed with the Commission on April 6, 2010.

(3)           Previously filed as Exhibit 10.1 to General Moly, Inc.’s Current Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Commission on October 29, 2010.

(4)           Previously filed as Exhibit 10.3 to General Moly, Inc.’s Amendment No. 1 to Form S-3, as filed with the Commission on November 23, 2010.

(5)           Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on December 22, 2010.

CUSIP No. 370373102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANLONG (USA) MINING INVESTMENT, INC.

12/24/2010	By:	/s/ HUI XIAO
Date	Its:	President

12/24/2010	/s/ HUI XIAO
Date	HUI XIAO

CUSIP No. 370373102

EXHIBIT INDEX

Exhibit	Description

7(a).	Agreement relating to group filing (1)

7(b).	Securities Purchase Agreement dated as of March 4, 2010, by and between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (2)

7(c).	Amendment No. 1 to Securities Purchase Agreement, dated as of July 30, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (3)

7(d).	Amendment No. 2 to Securities Purchase Agreement, dated as of October 26, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (4)

7(e).	Amendment No. 3 to Securities Purchase Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (1)

7(f).	Stockholder Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (5)

7(g).	Loan Contract with Export-Import Bank of China (1)

(1)           Filed herewith.

(2)                   Previously filed as Annex B to General Moly, Inc.’s Schedule 14A, Definitive Proxy Statement, as filed with the Commission on April 6, 2010.

(3)           Previously filed as Exhibit 10.1 to General Moly, Inc.’s Current Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Commission on October 29, 2010.

(4)           Previously filed as Exhibit 10.3 to General Moly, Inc.’s Amendment No. 1 to Form S-3, as filed with the Commission on November 23, 2010.

(5)           Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on December 22, 2010.

CUSIP No. 370373102

Exhibit 7a

AGREEMENT

The undersigned agree that this Schedule 13D relating to shares of the common stock of General Moly, Inc. shall be filed jointly on behalf of each of the undersigned.

HANLONG (USA) MINING INVESTMENT, INC.

12/24/2010	By:	/s/ HUI XIAO
Date	Its:	President

12/24/2010	/s/ HUI XIAO
Date	HUI XIAO

CUSIP No. 370373102

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS AND CONTROLLING PERSONS OF

HANLONG (USA) MINING INVESTMENT INC. (“Hanlong USA”)

Name/Title	Business Address	Citizenship
Hui Xiao, President and Director of Hanlong USA; Director of Hanlong Resources	Suite 2903, 9 Castlereagh Street, Sydney NSW 2000 Australia	China
Han Liu, Director of Hanlong USA and Hanlong Resources and Director and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	Hong Kong
Hanlong Resources Limited (“Hanlong Resources”), Parent of Hanlong USA	Suite 2903, 9 Castlereagh Street, Sydney NSW 2000 Australia	Hong Kong
Bo Yang, Director of Hanlong Resources	Suite 2903, 9 Castlereagh Street, Sydney NSW 2000 Australia	Australia
Sichuan Hanlong Group Co., Ltd (“Sichuan”), Parent of Hanlong Resources	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Xiaoping Liu, Director, Vice Chairman and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Guoqing Lou, Director and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
YiFan Liu, Vice President of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Geng Liu, Vice President of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Xue Yang, Vice Chairman of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China